FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 27, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PARTICIPATION IN THE “FONINVEMEM”

Buenos Aires, December 27, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), informs that Petrobras Energía S.A. has decided to participate in the “Fund for Investments required to Increase the Supply of Electric Power in the Wholesale Electricity Market” (“Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista” – (FONINVEMEM)) created under Resolution N. 712/04 of the Argentine Secretariat of Energy.

In view of the need to increase the available supply of electric power generation in Argentina, the FONINVEMEM funds will be used to build a new combined cycle generation plant with commercial operations estimated to begin by the year 2007.

The Company has accepted to participate with 65% of the credit balances resulting from the 2004-2006 period between Genelba and Hidroeléctrica Pichi Picún Leufú electric power generation plants and Compañía Administradora del Mercado Eléctrico Mayorista S.A. (CAMMESA) with respect to the margin between the energy sale price and the variable generation cost attributable to each unit in the market.

Total credit balances for 2004 fiscal year amount to US$7.5 million. Likewise, the total contribution estimated for the 2004-2006 period would amount to US$35 million, accounting for approximately 8% of the principal of the fund. The final amount will depend, among other factors, on the dispatch by CAMMESA of the Company’s generation units.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 12/27/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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